FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Till Capital Ltd.  (the “Company” or “Till”)
11521 N. Warren St.
Hayden, ID. 83835

Item 2	Date of Material Change

June 22, 2015

Item 3	News Release

The news release was disseminated on June 22, 2015 through Nasdaq GlobalNewswire.

Item 4	Summary of Material Change

The Company announced that it has named William Lupien as Director of the Board of the Company.

Item 5	Full Description of Material Change
5.1           Full Description of Material Change

The Company announced the appointment of Mr. William Lupien to the Company’s Board of Directors effective June 15th, 2015.

William A. Lupien
For over 45 years, Mr. William A. Lupien has been an innovator in the public financial markets. His career in the securities business began at the California-based brokerage firm of Mitchum, Jones & Templeton (MJT), Inc. in 1965, where he eventually served as President. In 1983, as CEO and Chairman of Instinet Corporation, he successfully expanded the market reach of the world's first electronic stock trading system. As Chairman and CEO of OptiMark Technologies Inc. he co-invented the OptiMark trading system designed for stock markets around the world. From 2005 to 2014, Mr. Lupien served as the investment manager of Kudu Partners LP. Mr. Lupien now serves as Chief Investment Officer of Till Capital Ltd.

Mr. Lupien previously served on the Securities and Exchange Commission's Advisory Committee dedicated to the development of a national market system and also served as a Governor of the Pacific Stock Exchange. He has previously served as Chairman of Instinet (1983 – 1989), MJT (1989 – 1996), and Optimark US Equities Inc. (1996 – 2001), and as Director of Energy Metals Corp., Gold One International Ltd., Uranium One Inc. and Midway Gold Corp. He is the co-author, with David Nassar, of the book Market Evaluation and Analysis for Swing Trading, and is a co-author of several papers on trading technology and early-stage company evaluation. Mr. Lupien is also a co-inventor on multiple patents related to electronic securities trading. He is a graduate of San Diego State University.

Cautionary Note
At this time, the Company has no current plans to provide earnings guidance due to the volatility of investment returns.

The Till Capital shares are restricted voting shares, whereby no single shareholder of Till Capital is able to exercise voting rights for more than 9.9% of the voting rights of the total issued and outstanding Till Capital shares (the “9.9% Restriction”). However, if any one shareholder of Till Capital beneficially owns, or exercises control or direction over, more than 50% of the issued and outstanding Till Capital shares, the 9.9% Restriction will cease to apply to the Till Capital shares.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any securities of Till Capital or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Trading in the securities of Till Capital should be considered speculative.

Neither the TSX Venture Exchange nor its Regulatory Service Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Bermuda Monetary Authority accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement Regarding Forward Looking Information
Except for statements of historical fact, this news release contains certain “forward-looking information” within the meaning of applicable securities laws. These forward-looking statements are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995, and generally can be identified by phrases such as “plan”, “except”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “will”, “could” and other similar words, or statements that certain events or conditions “may” occur.   Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, Till Capital assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change.

5.2           Disclosure for Restructuring Transactions
Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, contact:

William M. Sheriff, Chairman

Telephone:  (208) 635-5415

Item 9	Date of Report

Dated June 29, 2015.